United States securities and exchange commission logo





                             November 24, 2020

       Manish Chandra
       Chief Executive Officer
       Poshmark, Inc.
       203 Redwood Shores Parkway, 8th Floor
       Redwood City, California 94065

                                                        Re: Poshmark, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted November
10, 2020
                                                            CIK No. 0001825480

       Dear Mr. Chandra:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1, submitted November 10, 2020

       Risk Factors
       Risks Related to Our Business
       "We rely on AWS to host our mobile app . . .", page 23

   1. We note your response to comment 5, including that "[w]hile transitioning the cloud infrastructure
currently hosted by AWS to alternative providers could potentially be disruptive and the
Company may incur significant costs for a short period, it would not cause substantial harm
to the Company   s business, financial condition, or results of
                                                        operations over the
longer term." To provide context for investors regarding the importance of your
agreement with AWS to your business, please amend your risk factor disclosure to describe
the consequences to you, including significant short-term costs or
 Manish Chandra
Poshmark, Inc.
November 24, 2020
Page 2
         disruptions, if you were required to transition to another service provider.
Risks Related to Ownership of Our Class A Common Stock and this Offering
"Our amended and restated bylaws to be effective . . .", page 43

2. We note your response to comment 10, but it was not completely responsive to our comment. Please confirm that your amended and restated bylaws will state the extent to which the exclusive forum provision applies to Securities Act and Exchange Act claims,
         or tell us how you will inform future investors of the provision   s
applicability to these
         types of claims. As a related matter, we note your disclosure on page 128 that "the United
         States District Court for the Northern District of California shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities
         Act." Please amend your risk factor disclosure to include a description of this federal exclusive forum provision, including any risks related to the enforceability of the provision.
Key Factors Affecting Our Performance
Growth and Retention of User Cohorts, page 63

3. We note your response to comment 14, and your amended disclosure that "[you] combine the 2011-2015 cohorts for ease of presentation and because each annual cohort included in this category exhibits consistent retention above 100% every year." First, please briefly explain how you calculate "retention" for each cohort, including how the retention rate for any cohort can be above 100%. Further, while the retention rate of each cohort may be related to each cohort's GMV, your cohort presentation presents GMV for each cohort rather than retention rate. Therefore, it appears that the data presented for the
         2011-2015 Cohort is not comparable to the other cohorts. Please dis-aggregate the data for your 2011-2015 cohorts or remove this data from your graphic. Alternatively, please amend your disclosure to describe how the GMV presented for the 2011-2015 cohort is comparable to the other cohorts presented.
Components of Results of Operations, page 67

4.     We note your response to comment 16. You state that shipping costs included in
       operations and support are substantially incurred for order losses and cancellations.
       Please explain why you incur shipping costs for order losses and cancellations.
FirstName LastNameManish Chandra
5. We note from your website that you may offer free shipping from time to time on Posh
Comapany   NamePoshmark,
       Authenticate.  Please Inc.
                             tell us how you classify these and other similar
free shipping costs
       you may  offer.
November 24, 2020 Page 2
FirstName LastName
 Manish Chandra
FirstName
Poshmark, LastNameManish   Chandra
          Inc.
Comapany 24,
November  NamePoshmark,
              2020        Inc.
November
Page 3    24, 2020 Page 3
FirstName LastName
Critical Accounting Policies and Estimates
Stock-Based Compensation
Common Stock Valuation, page 77

6. We have reviewed your response to comment 18. Please revise your critical accounting policies section of MD&A to explain in further detail how you determined the discount for lack of marketability applied in valuing your stock-based compensation grants for periods prior to your public offering. Also, please revise to disclose the amounts of the discounts for lack of marketability that were used in valuing stock-based compensation grants during each period presented in your financial statements. Business
Meet Our Community, page 92

7. We note that you have included stories about sellers in your filing. Please revise your filing to disclose whether these seller stories were solicited. Also, please advise whether the sellers you have identified have consented to their stories being disclosed in your filing.
       You may contact Linda Cvrkel at (202) 551-3813 or Lyn Shenk at (202) 551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Anthony J. McCusker